Exhibit 34.2

Report of Independent Registered Public Accounting Firm

The Board of Directors

The Corporate Trust Services division of Wells Fargo Bank, National Association:

We have examined the management’s assessment, included in the accompanying Assessment of Compliance with the Applicable Servicing Criteria, that the Corporate Trust Services division of Wells Fargo Bank, National Association (the Company) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for privately and publicly-issued (i.e., transaction-level reporting initially required under the Securities Exchange Act of 1934, as amended) auto loan asset-backed transactions serviced by CarMax Business Services LLC, as Servicer, for which the Company provides indenture trustee and paying agent services (the Platform), except for servicing criteria 1122(d)(1)(i), 1122(d)(1)(iv), 1122(d)(2)(i), 1122(d)(2)(iii), 1122(d)(2)(vi), 1122(d)(2)(vii), 1122(d)(3)(i) and 1122(d)(4)(i) – 1122(d)(4)(xv), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the twelve months ended February 29, 2012. With respect to the Platform, servicing criterion 1122(d)(3)(ii) is applicable only as it relates to the timeframes of the remittances to investors. With respect to applicable servicing criterion 1122(d)(1)(ii), the Company has determined that there were no activities performed during the twelve months ended February 29, 2012 with respect to the Platform, because there were no occurrences of events that would require the Company to perform such activities. Appendix B to management’s assessment identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assessment about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assessment that the Company complied with the aforementioned servicing criteria, as of and for the twelve months ended February 29, 2012 is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois

May 25, 2012

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